UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on December 21, 2022

FREE TRANSLATION

Summary of the Resolutions adopted by the Ordinary and Extraordinary
General Shareholders’ Meeting held on December 21, 2022

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Argentine Securities & Exchange Commission (Comisión Nacional de Valores, “CNV”).

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

1) Holding of the Shareholders’ Meeting remotely.

It was approved that the Shareholders’ Meeting be carried out with remote attendance pursuant to the requirements of the General Resolution No. 830/2020 of the CNV.

2) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

3) Appointment of a director to serve from January 1, 2023 and until the end of the fiscal year 2023.

Mr. Ignacio Rolando Driollet was appointed as a director, to serve from January 1, 2023 and until the end of fiscal year 2023.

Mr. Driollet qualifies as “NON-independent” director in accordance with the CNV Rules.

4) Consideration of the performance of the resigning director up to the date of this Shareholders’ Meeting.

The performance of the director Mr. Sebastián Bardengo was approved, from April 27, 2022 up to the date of this Shareholders’ Meeting.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified compliance with the provisions of the General Resolution No. 830/2020 of the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms. Lucía Soutullo on behalf of the of the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting through the Cisco Webex teleconference system.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 21, 2022	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations